UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to
SCHEDULE 14D-9
  SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

HIGHLANDS REIT, INC.
(Name of Subject Company)

HIGHLANDS REIT, INC.
(Names of Persons Filing Statement)

COMMON STOCK, $0.01 PAR VALUE PER SHARE
(Title of Class of Securities)

43110A 104
(CUSIP Number of Class of Securities)

Robert J. Lange, Esq.
Executive Vice President, General Counsel and Secretary
Highlands REIT, Inc.
332 S. Michigan Avenue, 9th Floor
Chicago, Illinois 60604
(312) 583-7990

with a copy to:

Evan Hudson, Esq.
Duval & Stachenfeld LLP
555 Madison Avenue, 6th Floor
New York, New York 10022
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

4838-6880-4676, v. 1

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
INTRODUCTION
This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on February 16, 2017 (as amended from time to time, the “Schedule 14D-9”), by Highlands REIT, Inc., a Maryland corporation (the “Company”). The original filing on Schedule 14D-9 related to a tender offer by IG holdings, INC. and its affiliates (collectively, the “Offeror”) to purchase up to 44,109,440 shares of the Company’s outstanding common stock, $0.01 par value per share (the “Common Stock”), at a price equal to $0.17 per share, upon the terms and subject to the conditions set forth in the Offer to Purchase, as filed under cover of Schedule TO by the Offeror with the SEC on February 2, 2017, as amended from time to time.
Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant in this Amendment.
Item 1. Subject Company Information.
The final sentence of Item 1 of the Schedule 14D-9 is superseded in its entirety by the following:
This Schedule 14D-9 relates to the Common Stock, of which there were 868,195,509 shares outstanding as of February 16, 2017.
Item 6. Interest in Securities of the Subject Company.
Item 6 of the Schedule 14D-9 is superseded in its entirety by the following:
Based on the Company’s records and on information provided to the Company by its directors, executive officers, affiliates and subsidiaries, during the past 60 days, no transactions with respect to the Common Stock have been effected by the Company, its executive officers, directors, affiliates or subsidiaries, except for grants of shares of Common Stock under the Highlands REIT, Inc. 2016 Incentive Award Plan to the following individuals, each on February 16, 2017:

Name	Number of Shares of Common Stock
Richard Vance	3,571,429
Robert J. Lange	1,285,714
Joseph M. Giannini	714,286

4838-6880-4676, v. 1

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Robert J. Lange
(Signature)
Robert J. Lange
Executive Vice President, General Counsel and Secretary
(Name and Title) February 27, 2017
(Date)

4838-6880-4676, v. 1